AMADOR GOLD CORP
#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

January 11, 2011

VIA E-MAIL & EDGAR

U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C.  20549

Attention:  Mr. Paul Monsour

Dear Paul:

Re:	Response to Comment Letter of December 23, 2010, File No. 000-50422

We have received your response letter dated December 23, 2010 and respond using the same order of your comments:

General

1.
We have complied with your prior comment 1, regarding the addition of explanatory note in the forepart of our filing apprising readers of the reasons for the amendment and identifying the particular sections of the document where further details are presented. We have also added the “Summary of Amendments” section.

Loveland 2 Property pages 26-29

2.	References to “non 43-101 compliant” have been re-inserted into the tenth paragraph under “B. Loveland 2 Property.”

We will further state: “References made to tonnage and grade on the ‘Cominco Zone’ and the ‘Hollinger Zone’ are derived from the public domain, specifically in the public files of the Ontario Ministry of Northern Development of Mines.” And………..

“While these references delineate work done in the mid 1970’s they do not comply with the more recent National Instrument Policy 43-101 and as such should not be relied upon by investors.  Further work on the property has resulted in the Company issuing news releases showing drill results only; with no references made to tonnage or size of mineralized area.”

Note 12  - Differences between Canadian and United States GAAP, page F-36 – F-41

3.
We have amended Note 12 to the financial statements to remove the paragraph discussing impairment testing under United States generally accepted accounting principles (“GAAP”). There is no material difference between Canadian and U.S. GAAP with respect to impairment testing.  The Company performs impairment testing on all of its mineral exploration properties at each reporting date and records write-offs for properties that are or are planned to be abandoned.

Yours truly,
AMADOR GOLD CORP.

/s/ Alan Campbell
Alan Campbell
Director